Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Erica L. Zong Evenson

Direct Phone: +1.202.373.6182

erica.zong@bingham.com

July 2, 2013

Re: AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on November 30, 2012 relating to the Registrant’s Post-Effective Amendment No. 52, filed on October 19, 2012 (“PEA No. 52”) for the purpose of registering shares of the Registrant’s International Bear ETF (the “Fund”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant’s Registration Statement.

1.    Comment. Please confirm that the Fund, as described in PEA No. 52, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund described in PEA No. 52 is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677).

2.    Comment. For future 485(a) filings, please ensure that the Prospectus and SAI are complete prior to filing. In particular, please include complete fees and expenses tables for each fund that is the subject of the filing.

Response. We have confirmed that the Registrant will endeavor to file future 485(a) filings that are complete, including fees and expenses information, when doing so is both possible and practical.

3.    Comment. Please delete the line item “Total Other Expenses” and conform the “Other Expenses” headings to Form N-1A requirements.

Response. We have revised the “Other Expenses” headings accordingly.

AdvisorShares Trust

July 2, 2013

4.	Comment. Please incorporate “Acquired Fund Fees and Expenses” into footnote (a) to the Fund’s fees and expenses table and delete footnote (b).

Response. Because the Fund’s Acquired Fund Fees and Expenses are not expected to exceed 0.01% of its average net assets, we have removed the “Acquired Fund Fees and Expenses” line item and revised the table’s footnotes accordingly.

5.	Comment. Please disclose in the Fund’s principal investment strategy how the Fund will invest its assets in investments that are tied economically to a number of countries.

Response. We have revised the “More Information About the Fund’s Principal Investment Strategies” section of the Fund’s Prospectus accordingly.

6.	Comment. Please specify in the “Principal Investment Strategies” section of the Fund’s Prospectus whether the Fund will invest in large-, medium-, and/or small-capitalization securities.

Response. We have revised the “Principal Investment Strategies” of the Fund’s Prospectus accordingly.

7.	Comment. Please specify whether the Fund will short sell foreign exchange-traded equity securities, exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”) and other exchange-traded products (“ETPs”).

Response. The Registrant has confirmed that the Fund may short sell foreign exchange-traded equity securities, ETFs, ETNs and other ETPs. As such, the “Principal Investment Strategies” section of the Fund’s Prospectus has been revised accordingly.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

AdvisorShares Trust

July 2, 2013

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6182.

Sincerely yours, /s/ Erica L. Zong Evenson

cc:	Noah Hamman

Dan Ahrens
W. John McGuire, Esq.
Magda El Guindi-Rosenbaum, Esq.